FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Boosts Integration Platform with In-Memory Data Grid Architecture and New Certified Adapters

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PRESS RELEASE

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Magic Boosts Integration Platform with In-Memory Data Grid Architecture and New Certified Adapters

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Magic adds pre-built adapters optimized for integration with SugarCRM, Sage and SYSPRO applications

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Or Yehuda, Israel, October 31, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that it has boosted its Magic xpi Integration Platform with In-Memory Data Grid (IMDG) architecture and off-the-shelf certified adapters optimized for SugarCRM, Sage ERP and SYSPRO applications.

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With most core enterprise systems in place, organizations of all sizes are looking to business process integration and automation to increase operational efficiency, competitiveness and innovation. Magic’s new IMDG-based architecture with cost-effective elastic scalability, built-in clustering and failover capabilities supports enterprise needs for business continuity, faster processing and increasing transaction loads spurred by new mobile, cloud and big data use cases. Expanding the library of off-the-shelf adapters, which already includes native adapters for Oracle JD Edwards EnterpriseOne, JD Edwards World, SAP, IBM Lotus Notes, Microsoft Dynamics, Microsoft SharePoint and Sales force, along with over 60 built-in technology adapters, gives Magic xpi an unrivaled level of connectivity, facilitating use in even more integration scenarios, meeting the needs of more customers, and increasing return on investment.

9.

"We are pleased that we were able to win Magic as a preferred integration partner of SugarCRM. Magic makes it possible to connect SugarCRM with ERP and other back-end enterprise solutions quickly, easily and without time consuming programming tasks. For SugarCRM users, the new Magic xpi adapter is a valuable asset that helps protect their investments,” said Chuck Coulson, VP of Business Development & Alliances at SugarCRM.

10.

“We’re excited to work closely with SugarCRM, Sage and SYSPRO to provide optimized connectivity to these leading IT systems,” said Udi Ertel, President, Magic Software Enterprises, Ltd. “By enabling businesses to unlock data from these types of enterprise systems, Magic xpi is a key enabler of enterprise mobility.”

11.

“Magic customers value our powerful, versatile and cloud-ready integration platform for its ease of use, high developer productivity, and ability to merge data across a wide variety of legacy, on-premise and cloud systems. Businesses of all sizes can benefit from Magic’s enhanced capabilities that assure business continuity, minimize management resources and make it an extremely reliable and cost-effective integration solution,” added Ertel.

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About Magic Software Enterprises

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Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

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For more information, visit www.magicsoftware.com.

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Press Contact:

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Tania Amar | VP Global Marketing

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Magic Software Enterprises

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tania@magicsoftware.com

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Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

23.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

24.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31th, 2013	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Boosts Integration Platform with In-Memory Data Grid Architecture and New Certified Adapters 1. 2.

Exhibit 10.1